LEGION CAPITAL CORPORATION

301 E PINE STREET, SUITE 850

ORLANDO, FL 32801

407-464-5427

April 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Offering Statement on Form 1-A
Legion Capital Corporation (the “Company”)
Offering Statement on Form 1-A
Filed January 17, 2025
File No. 024-12556

Dear Ms. Davis and Messrs. Volley, Arzonetti and Windsor:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Legion Capital Corporation (the “Company”) respectfully requests the withdrawal the above-referenced Offering Statement, together with all amendments and exhibits thereto (collectively the “Offering Statement”) filed with the Securities and Exchange Commission (the “Commission”) via Edgar on January 17, 2025.

The Company has decided that it is not in its best interest to continue with the proposed Offering Statement at this time and has decided not to amend the Offering Statement. The above-referenced Offering Statement has not been qualified by the Commission and no offering or sale of the securities that are the subject of the Offering Statement were made. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Please direct any questions regarding this withdrawal request to James S. Byrd at (407) 312-4405 or jim@byrdlawgroup.com.

Thank you in advance for your time and assistance.

Very truly yours,

Legion Capital Corporation

By:	/s/ Paul Carrazzone
Name:	Paul Carrazzone
Title:	President and Chief Executive Officer